Flutter Entertainment plc

Belfield Office Park, Beech Hill Road

Clonskeagh, Dublin 4, D04 V972

Ireland

January 22, 2024

VIA EDGAR

Re:	Flutter Entertainment plc

Registration Statement on Form 20-F

File No. 001-37403

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Austin Pattan, Esq.

Ladies and Gentlemen:

Pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder, Flutter Entertainment plc (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 10:00 am, Washington D.C. time, on January 26, 2024, or as soon as possible thereafter.

Please contact Josh Bonnie at (202) 636-5804 or Jon Ozner at (212) 455-2632, of Simpson Thacher & Bartlett LLP, counsel to the Company, when the Registration Statement has been declared effective and if you have any questions.

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Very truly yours,

FLUTTER ENTERTAINMENT PLC

/s/ Edward Traynor
Name:	Edward Traynor
Title:	General Counsel and Corporate Secretary

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